UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Perceptron, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

71361F100

(CUSIP Number)

CHAD H. GOLDSTEIN

MOAB CAPITAL PARTNERS, LLC

152 West 57th Street, 9th Floor

New York, New York 10019

(212) 981-2623

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		476,626
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

476,626
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

476,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		476,626
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

476,626
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

476,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		476,626
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

476,626
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

476,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		476,626
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

476,626
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

476,626
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.96%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP NO. 71361F100

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 476,626 Shares directly owned by Moab LP is approximately $2,878,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,618,469 Shares outstanding, as of February 6, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 11, 2019.

A.	Moab LP
(a)	As of the close of business on May 1, 2019, Moab LP directly owned 476,626 Shares.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 476,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,626
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Moab LP since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Moab LLC
(a)	Moab LLC, as the investment adviser of Moab LP, may be deemed the beneficial owner of the 476,626 Shares directly owned by Moab LP.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 476,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,626
4. Shared power to dispose or direct the disposition: 0

6

CUSIP NO. 71361F100

(c)	Moab LLC has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Moab GP
(a)	Moab GP, as the general partner of Moab LP, may be deemed the beneficial owner of the 476,626 Shares directly owned by Moab LP.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 476,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,626
4. Shared power to dispose or direct the disposition: 0

(c)	Moab GP has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Rothenberg
(a)	Mr. Rothenberg, as the managing member of Moab LLC and as the managing member of MPI GP, may be deemed the beneficial owner of the 476,626 Shares directly owned by Moab LP.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 476,626
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 476,626
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Rothenberg has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

(e)	As of May 1, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

7

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2019

Moab Partners, L.P.

By:	Moab Capital Partners, LLC, its Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

Moab GP, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Member

/s/ Michael M. Rothenberg
Michael M. Rothenberg

8

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 10 to the Schedule 13D

Nature of Transaction	Date of Transaction	Shares of Common Stock Purchased/(Sold)	Price ($)

MOAB PARTNERS, L.P.

Sale of Common Stock	04/18/2019	(2,100)	7.8471
Sale of Common Stock	04/22/2019	(100)	7.4668
Sale of Common Stock	04/23/2019	(6,732)	7.4922
Sale of Common Stock	04/24/2019	(1,336)	7.6548
Sale of Common Stock	04/29/2019	(119,700)	7.3224
Sale of Common Stock	04/30/2019	(1,825)	7.2572
Sale of Common Stock	05/01/2019	(6,683)	7.2193